Extraction Oil & Gas, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

(720) 440-6100

November 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Extraction Oil & Gas, Inc. — Form S-3 (File No. 333-255693)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Extraction Oil & Gas, Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement (the “Registration Statement”) be withdrawn as of the date hereof or as soon thereafter as practicable. Pursuant to the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated as of May 9, 2021 (the “Agreement”), by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Bonanza Creek”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bonanza Creek (“Raptor Eagle Merger Sub”), and the Registrant, Raptor Eagle Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant continuing its existence as the surviving corporation and a wholly owned subsidiary of Bonanza Creek following the Merger. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Cyrus D. Marter IV at (720) 440-6100.

Sincerely yours,
EXTRACTION OIL & GAS, INC.

By:	/s/ Cyrus D. Marter IV
Cyrus D. Marter IV
President and Secretary